October 21, 2013

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attn.: John Cash, Accounting Branch Chief

Re:	RTI International Metals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 1-14437

Dear Mr. Cash:

Our client, RTI International Metals, Inc. (the “Company”), is in receipt of the letter dated October 11, 2013 from the Staff of the Securities and Exchange Commission (the “Staff”) to William T. Hull, Chief Financial Officer, with respect to the Company’s Form 10-K for the year ended December 31, 2012 filed February 22, 2013. The purpose of this letter is to memorialize my conversation with Mr. Dale Welcome on Wednesday October 16, 2013, during which it was agreed that the Company would provide its response to the Staff’s letter on or before Tuesday, November 12, 2013 (20 business days).

If you have any questions, please do not hesitate to contact me at (412) 562-8444.

Very truly yours, Buchanan Ingersoll & Rooney

/s/ Jennifer R. Minter
Jennifer R. Minter

cc:	Dale Welcome

William T. Hull

Chad Whalen